UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLEMAN CABLE, INC.

(Name of Subject Company (Issuer))

CUBS ACQUISITION CORPORATION

SOUTHWIRE COMPANY

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

Floyd W. Smith

Southwire Company

One Southwire Drive

Carrollton, GA 30119

(770) 832-4242

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Christopher

Michael P. Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$485,430,588.40	$62,523.46

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 18,366,688 shares of common stock, par value $0.001 per share, at an offer price of $26.25 per share. The transaction value also includes (i) 433,967 shares issuable pursuant to outstanding options with an exercise price less than $26.25 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.25 minus such exercise price and (y) dividing such product by the offer price of $26.25 per share, and (ii) 116,137 shares of restricted common stock multiplied by the offer price of $26.25 per share. The calculation of the filing fee is based on information provided by Coleman Cable, Inc. as of December 19, 2013.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Southwire Company, a Delaware corporation (“Parent”), and (ii) Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Coleman Cable, Inc., a Delaware corporation (the “Company”), at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, IL 60085

(847) 672-2300

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. Based on information provided by the Company, as of the close of business on January 3, 2014, there were 18,429,109 Shares issued and outstanding (not including restricted common stock), 433,967 shares issuable upon exercise of outstanding stock option grants and 72,807 shares of restricted common stock.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUBS ACQUISITION CORPORATION

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Secretary
Date:	January 6, 2014

SOUTHWIRE COMPANY

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	January 6, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.

(g)	None.

(h)	None.